

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2021

Atabak Mokari
Chief Financial Officer
Corcept Therapeutics Inc.
149 Commonwealth Drive
Menlo Park , CA 94025

  Re: Corcept Therapeutics Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2020
    Filed February 23, 2021
    File No. 000-50679

Dear Mr. Mokari:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences